Exhibit 21.1

LIST OF SUBSIDIARIES OF FRANK’S INTERNATIONAL N.V.

Entity	Jurisdiction
Frank’s Casing Crew & Rental Tools, LLC	Louisiana
Frank’s International C.V.	Netherlands
Frank’s International, LLC	Texas
Frank’s International West Africa (BVI) Ltd	British Virgin Islands
Frank’s Tong Service, LLC	Oklahoma
Oilfield Equipment Rental B.V.	Netherlands